Exhibit 99.1

                                            Not for release or distribution in the United States

MESOBLAST SUCCESSFULLY COMPLETES A$50.7 MILLION ENTITLEMENT OFFER

New York, USA; and Melbourne, Australia; September 15, 2017: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced it had successfully completed the fully underwritten 1 for 12 pro-rata accelerated non-renounceable entitlement offer raising approximately A$50.7 million (Entitlement Offer). After adjusting for total net proceeds from the Entitlement Offer, Mesoblast had cash reserves of US$84.0 million on a pro-forma basis as of June 30, 2017. The proceeds from the Entitlement Offer and existing cash reserves will ensure Mesoblast is fully funded to complete/advance its near term objectives.

Mesoblast Chief Executive Dr Silviu Itescu said: “We appreciate the strong support from both our institutional and retail shareholders. Mesoblast’s strengthened cash reserves will provide strategic flexibility in line with upcoming important clinical trial readouts.”

Retail Entitlement Offer

The retail component of the Entitlement Offer (Retail Entitlement Offer) under which eligible retail shareholders were able to take up their pro rata entitlement and apply for additional new shares closed on Tuesday, 12 September 2017.

The Retail Entitlement Offer was fully underwritten by Bell Potter Securities Limited, and there was strong take up by eligible retail shareholders, including applications for additional new shares under the top up facility.

New shares to be issued in relation to the final acceptance under the Retail Entitlement Offer (including additional new shares) are expected to be allotted on Monday, 18 September, 2017 and commence trading on a normal settlement basis on Tuesday, 19 September, 2017. Holding statements are expected to be dispatched on Tuesday, 19 September, 2017.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Not for Release or Distribution in the United States

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. In particular, this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the ‘US Securities Act’), or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, directly or indirectly, within the United States, unless the securities have been registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act is available.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward Looking Statements

This announcement contains certain ‘forward-looking statements’ within the meaning of the securities laws of applicable jurisdictions. Forward-looking statements can generally be identified by the use of forward-looking words such as ‘may,’ ‘should,’ ‘expect,’ ‘anticipate,’ ‘estimate,’ ‘scheduled’ or ‘continue’ or the negative thereof or comparable terminology. Any forecasts or other forward looking statements contained in this announcement are subject to known and unknown risks and uncertainties and may involve significant elements of subjective judgment and assumptions as to future events which may or may not be correct. There are usually differences between forecast and actual results because events and actual circumstances frequently do not occur as forecast and these differences may be material.  None of Mesoblast or any of its subsidiaries, advisors or affiliates (or any of their respective officers, employees or agents) makes any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur and you are cautioned not to place undue reliance on forward-looking statements.

For further information, please contact:

CORPORATE COMMUNICATIONS

Julie Meldrum

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

INVESTOR RELATIONS

Schond Greenway

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176